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              UNITED STATES                                 OMBAPPROVAL
    SECURITIES AND EXCHANGE COMMISSION           -------------------------------
          Washington, D.C.  20549                OMB Number:           3235-0058
                                                 Expires:         March 31, 2006
                                                 Estimated average burden
                                                 hours per response ........2.50

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               FORM 12b-25                               SEC FILE NUMBER
                                                             1-10702
                                                 ===============================
        NOTIFICATION OF LATE FILING                       CUSIP NUMBER
                                                             880779
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(Check one): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
             |_| Form N-SAR  |_| Form N-CSR




                    For Period Ended:  September 30, 2004

                    | |  Transition Report on Form 10-K

                    | |  Transition Report on Form 20-F

                    | |  Transition Report on Form 11-K

                    | |  Transition Report on Form 10-Q

                    | |  Transition Report on Form N-SAR


                    For  the Transition Period Ended:

================================================================================
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


Terex Corporation
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Full Name of Registrant


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Former Name if Applicable


500 Post Road East, Suite 320
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Address of Principal Executive Office (Street and Number)


Westport, Connecticut 06880
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City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
| | thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


As part of Terex Corporation's ("Terex" or the "Company") continual review process of its accounts (in accordance with its financial and internal controls) during the preparation of its interim financial reports for the third quarter of 2004, the Company commenced a detailed examination of intercompany transactions that may have given rise to an imbalance in certain intercompany accounts. Due to the fact that several of these entries occurred as long as 10 years ago, the process of verifying the entries in question is time consuming. Accordingly, the Company's process of verifying the entries in question is still ongoing.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Eric I Cohen           203                222-7170
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           (Name)         (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is
     no, identify report(s).   |X|Yes  |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                               |X|Yes  |-| No

The Company has announced net income for the third quarter of 2004 of $31.4 million, or $0.62 per share, compared to net income of $14.9 million, or $0.30 per share, for the third quarter of 2003. Net sales increased to $1,251.8 million in the third quarter of 2004, an increase of 38% from $906.4 million in the third quarter of 2003.

For the nine months ended September 30, 2004, net sales increased to $3,632.0 million, an increase of 26% from $2,882.9 million for the nine months ended September 30, 2003. Net income for the first nine months of 2004 was $107.5 million, or $2.12 per share, compared to a net loss of $24.9 million, or $0.52 per share, for the first nine months of 2003.



                               TEREX CORPORATION
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2004                 By: /s/ Phillip C. Widman
                                           Phillip C. Widman
                                           Senior Vice President and
                                           Chief Financial Officer